

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 24, 2016

Via E-mail
Mr. Richard J. Weller
Executive Vice President and Chief Financial Officer
Wesco Aircraft Holdings, Inc.
24911 Avenue Stanford
Valencia, CA 91355

> **Re: Wesco Aircraft Holdings, Inc.**
> **Form 10-K**
> **Filed November 30, 2015**
> **File No. 1-35253**

Dear Mr. Weller:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2015

Management's Discussion and Analysis, page 29

Critical Accounting Policies and Estimates, page 33

Inventories, page 33

1. The increase in your excess and obsolescence reserve for inventory during fiscal 2015 of $95.1 million represented approximately 46% of your loss from operations for fiscal 2015. The amount of the increase was also significantly more than prior year increases of $17.7 million in fiscal 2014 and $8.7 million in fiscal 2013. In this regard, please address the following:
   - Please help us understand the different components of the $95.1 million increase. It appears that this includes the $33.0 million reserve recorded specifically for

inventory purchased in connection with a specific program which was subsequently terminated as well as the $43.8 million reserve recorded due to the change in methodology for determining the reserve for your hardware inventory. Please expand your disclosures to address the remainder of the increase;

- Your change in methodology in determining the excess and obsolescence reserve for hardware inventory resulted in a $43.8 million increase in your reserve, which represents a 22% increase compared to your reserve as of September 30, 2014. Please help us better understand how this change led to such a significant increase in your reserve. Please also provide us with a rollforward of this reserve for hardware inventory for each of the three years ended September 30, 2015 as well as the period ended December 31, 2015. Please tell us how you determined that previous reserve amounts were appropriately determined given that the change in methodology led to such a significant increase; and

- Please help us better understand the facts and circumstances which led to the increase in reserve of $33 million for inventory purchases made in connection with a specific program which was subsequently terminated. Please specifically tell us what program for which this inventory was purchased, when this program was initiated and terminated, when this inventory was purchased, and when you determined it was appropriate to record the reserve.

Goodwill and Indefinite-Lived Intangible Assets, page 34

2. It appears that North America hardware has underperformed relative to forecasts since 2012. In light of this, please help us better understand how you determined that it was not more likely than not that the fair value of this reporting unit was less than its carrying amount and therefore the two-step quantitative assessment did not need to be performed in 2013 or 2014. Refer to ASC 350-20-35. Please tell us if there is any remaining goodwill associated with this reporting unit as of December 30, 2015. To the extent that any of your reporting units have estimated fair values that were not substantially in excess of the carrying value if a test was performed and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
   - Identify the reporting unit;
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   - The amount of goodwill;
   - A description of the methods and key assumptions used and how the key assumptions were determined;
   - A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
   - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Note 22. Restructuring Activities, page 83

3. During your fourth quarter fiscal 2015 earnings call held on November 19, 2015, it was indicated that restructuring actions are expected to result in $25 to 30 million of cost savings in fiscal 2016. We note that you reported a loss from operations of $206 million for the year ended September 30, 2015. In this regard, please provide all of the disclosures required by SAB Topic 5:P.4 and ASC 420-10-50. Your disclosures should include the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction